--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 5)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                      Allied Healthcare International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   01923A 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Timothy M. Aitken
                Chairman of the Board and Chief Executive Officer
                      Allied Healthcare International Inc.
                               555 Madison Avenue
                            New York, New York 10022
                                 (212) 750-0064
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                  Page 1 of 11

CUSIP No. 01923A 10 9

-----------------------------------------------------------------------------------------------------

          1. NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Timothy M. Aitken

-----------------------------------------------------------------------------------------------------
          2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                            (a)  |_|
                                                                                            (b)  |_|

-----------------------------------------------------------------------------------------------------
          3. SEC USE ONLY

-----------------------------------------------------------------------------------------------------
          4. SOURCE OF FUNDS

             WC, OO

-----------------------------------------------------------------------------------------------------
          5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                       |_|
             TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------------------------------
          6. CITIZENSHIP OR PLACE OF ORGANIZATION

             United Kingdom

-----------------------------------------------------------------------------------------------------
                        7. SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY      2,398,853
EACH REPORTING PERSON
WITH
                        -----------------------------------------------------------------------------
                        8. SHARED VOTING POWER

                           0

                        -----------------------------------------------------------------------------
                        9. SOLE DISPOSITIVE POWER

                           2,398,853

                        ------------------------------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER

                            0

-----------------------------------------------------------------------------------------------------
            11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,398,853

-----------------------------------------------------------------------------------------------------
            12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                |_|

-----------------------------------------------------------------------------------------------------
            13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.2%
-----------------------------------------------------------------------------------------------------
            14. TYPE OF REPORTING PERSON

                IN

-----------------------------------------------------------------------------------------------------

                                  Page 2 of 11

         This Amendment No. 5 amends and restates the Schedule 13D filed by
Timothy M. Aitken with the Securities and Exchange Commission on May 1, 2002, as
amended by Amendment No. 1 thereto filed on August 12, 2002, Amendment No. 2 thereto filed on December 24, 2002, Amendment No. 3 thereto filed on January 15,
2004 and Amendment No. 4 thereto filed on July 7, 2004, relating to the Common
Stock, par value $0.01 per share, of Allied Healthcare International Inc.

Item 1.           Security and Issuer.

         The title of the class of equity securities to which this Amendment No.
5 relates is the common stock, par value $0.01 per share (the "Common Stock"), of Allied Healthcare International Inc., a New York corporation (the "Company").
The address of the principal executive offices of the Company is 555 Madison
Avenue, New York, New York 10022.

Item 2.           Identity and Background.

         (a-c) This statement is being filed by Timothy M. Aitken. Mr. Aitken is the Chairman of the Board and Chief Executive Officer of the Company. Mr.
Aitken's business address is c/o Allied Healthcare International Inc., 555
Madison Avenue, New York, New York 10022.

         Some of the securities of the Company that Mr. Aitken beneficially owns are held in the name of Aitken (English) Company Limited. Mr. Aitken has sole voting and dispositive power over the securities of the Company held by Aitken
(English) Company Limited.

         (d-e) During the last five years, Mr. Aitken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or as a result of which he has been found to be in violation of federal or state securities laws.

         (f) Mr. Aitken is a citizen of the United Kingdom.

Item 3.           Source and Amount of Funds or Other Consideration.

         Mr. Aitken may be deemed to own an aggregate of 2,398,853 shares of
Common Stock, determined as follows:

         (i) Mr. Aitken is the holder of an aggregate of options to purchase
1,618,280 shares of Common Stock, all of which are exercisable within 60 days of the date of this Amendment No. 5 to Schedule 13D. The options held by Mr. Aitken are described below;

                                  Page 3 of 11

                                                         Options Currently           Options Exercisable
                                       Options                Held by                     within
          Grant Date                   Granted               Mr. Aitken                  60 Days
          ----------                   -------               ----------                  -------

          January 15, 1997              500,000               500,000                     500,000

          November 13, 2002              60,000                60,000                      60,000

          June 3, 2003                   24,000                24,000                      24,000

          Sept. 25, 2003                300,000               294,280                     294,280

          December 2, 2003              350,000               350,000                     350,000

          September 20, 2005             90,000                90,000                      90,000

          September 7, 2006             300,000               300,000                     300,000

                   Total:             1,624,000             1,618,280                   1,618,280

         (ii) In April 2002, Mr. Aitken was issued 684,258 shares of Common
Stock (the "Bonus Shares") as a bonus as compensation for services rendered to the Company. On December 2, 2003, Mr. Aitken repaid a loan made by the Company to him in connection with the issuance of the Bonus Shares by delivering to the
Company 103,596 shares of Common Stock.

         (iii) In connection with the consummation of the Reorganization described in Item 6 below, Mr. Aitken was issued 87,200 shares of Series A
Convertible Preferred Stock, par value $0.01 per share, of the Company (the
"Series A Preferred Stock") and Aitken (English) Company Limited was issued
87,200 shares of Series A Preferred Stock (an aggregate of 174,400 shares of
Series A Preferred Stock). Pursuant to a Conversion Agreement that all holders of the Series A Preferred Stock (including Mr. Aitken and Aitken (English)
Company Limited) entered into with the Company, upon the closing on July 7, 2004 of the Public Offering (as such term is defined in Item 6 below), all holders of the Series A Preferred Stock converted their shares of Series A Preferred Stock into an equal number of shares of Common Stock. Pursuant to their respective
Conversion Agreements, on July 7, 2004, each of Mr. Aitken and Aitken (English)
Company converted 87,200 shares of Series A Preferred Stock into 87,200 shares of Common Stock.

         (iv) In connection with the consummation of the Reorganization described in Item 6 below, Mr. Aitken was issued 11,367 shares of Common Stock and Aitken (English) Company Limited was issued 11,366 shares of Common Stock
(an aggregate of 22,733 shares of Common Stock);

         (v) In September 2003, Mr. Aitken effected a cashless exercise of
150,000 options issued to him on September 16, 1998 and received an aggregate of
52,778 shares of Common Stock;

                                  Page 4 of 11

         (vi) In May 2004, Mr. Aitken sold 60,000 shares of Common Stock in an open market transaction;

         (vii) In January 2006, Mr. Aitken sold an aggregate of 5,720 shares of
Common Stock in the open market pursuant to a Rule 10b5-1 trading plan. Mr.
Aitken acquired the shares sold by him by exercising a like number of options to purchase shares of Common Stock;

         (viii) In January 2006, Mr. Aitken transferred 40,000 shares of Common
Stock to his former spouse pursuant to a divorce settlement approved in June
2002 by a court having jurisdiction over the matter; and

         (ix) In August 2006, Aitken (English) Company Limited purchased in the open market 1,050 shares of Common Stock at $1.49 per share and 48,950 shares of
Common Stock a $1.50 per share.

         Aitken (English) Company Limited used working capital to make the open-market purchases.

Item 4.           Purpose of the Transaction.

         Mr. Aitken has acquired the shares of Common Stock and other securities of the Company beneficially owned by him for investment purposes and as compensation for services rendered to the Company. Depending upon market conditions and other factors that Mr. Aitken may deem material, he may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

         Pursuant to the Registration Rights Agreement which the Company entered into on July 25, 2002, which is described in Item 6 below, the Company registered the resale of, among other shares, all of the Bonus Shares and all of the shares of Common Stock (including the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock) issued in the Reorganization.
Such registration statement was declared effective by the Securities and
Exchange Commission on August 21, 2002.

         On February 9, 2004, the Company filed a Registration Statement on Form
S-8 relating to the issuance of shares of Common Stock under its 2002 Stock
Option Plan. Such Registration Statement contained a resale prospectus permitting Mr. Aitken to resell the shares of Common Stock issuable upon exercise of the options granted to him (whether granted pursuant to the 2002
Stock Option Plan or another plan).

         On November 30, 2005, Mr. Aitken entered into a Rule 10b5-1 Trading
Plan pursuant to which he may sell up to 370,000 shares of Common Stock that he may acquire upon the exercise of stock options held by him.

         Except as set forth in this Item 4 or in Item 6 of this Schedule 13D
(which is incorporated herein by reference), Mr. Aitken has no plans or proposals that relate to or would result in any of the following:

                                  Page 5 of 11

         (a) The acquisition by any person of additional securities of the
Company or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         (a) As of November 10, 2006, there were 44,957,492 shares of Common
Stock outstanding. The percentages reported in this statement have been rounded to the nearest one-tenth of a percent.

         Mr. Aitken beneficially owns 2,398,853 shares of Common Stock, or 5.2%, of the outstanding shares of Common Stock, through (i) his beneficial ownership of 682,007 shares of Common Stock; (ii) his beneficial ownership of the 98,566 shares of Common Stock held by Aitken (English) Company Limited; and (iii)
options to purchase an aggregate of 1,618,280 shares of Common Stock which are exercisable within 60 days of the date of this Amendment No. 5 to Schedule 13D.

                  (c) During the last 60 days, Mr. Aitken has not effected any transactions in the Common Stock, except that on September 7, 2006, Mr. Aitken was granted options to purchase 300,000 shares of Common Stock at an exercise price of $1.72 per share. Such options are immediately exercisable.

                                  Page 6 of 11

         (d) No person other than Mr. Aitken has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Aitken.

         (e) It is inapplicable to state the date on which Mr. Aitken ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                  with Respect to the Securities of the Issuer.

         Except as described below, Mr. Aitken is not a party to any contract, arrangement, understanding or relationship with respect to the securities of the
Company that is currently in effect, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies. The following descriptions of various agreements are qualified in their entirety by reference to the copies of such agreements that are attached hereto as exhibits and incorporated herein by reference.

         Tax Agreement. In connection with the issuance of the Bonus Shares, on
April 22, 2002, the Company and Allied Healthcare Holdings Limited, a subsidiary of the Company formerly known as Transworld Healthcare (UK) Limited ("TWUK"), entered into a Tax Bonus, Tax Loan and Tax Indemnification Agreement (the "Tax
Agreement") with Mr. Aitken. The purpose of the Tax Agreement was to provide Mr.
Aitken with substantially all of the cash (through a cash bonus and a loan from the Company) necessary for him to pay the federal, New York State and New York
City income taxes that he is expected to incur as a result of the issuance of the Bonus Shares and to provide him with the tax indemnity described below.

         Pursuant to the Tax Agreement, on April 30, 2002, the Company made a cash payment to Mr. Aitken in the amount of $1,401,263 and loaned Mr. Aitken the amount of $550,000. The loan was subsequently repaid, as described below.

         Pursuant to the Tax Agreement, TWUK is obligated to indemnify Mr.
Aitken for federal, New York State and New York City taxable income in excess of an agreed-upon amount that may arise from the issuance of the Bonus Shares.
However, TWUK's indemnity obligation to Mr. Aitken is capped at $622,371.
Moreover, of the tax indemnity payments, if any, to Mr. Aitken, an amount equal to 20% of such excess taxable income will be made in the form of a loan. TWUK's obligation to make indemnity payments, if any are required to be made, is subject to the receipt from certain of TWUK's lenders of their consent to such payment.

         Letter Agreement regarding Repayment of Promissory Note. The loan to
Mr. Aitken that the Company made on April 30, 2002 pursuant to the Tax Agreement was evidenced by a promissory note in the principal amount of $550,000 executed by Mr. Aitken.

         On December 2, 2003, pursuant to the provisions of a letter agreement, dated December 2, 2003, between Mr. Aitken and the Company, Mr. Aitken repaid in full the principal of and accrued interest on the promissory note. The promissory note was repaid by the delivery by Mr. Aitken to the Company of
103,596 shares of Common Stock held by Mr. Aitken. Pursuant to

                                  Page 7 of 11

such letter agreement, the Company also agreed to reimburse Mr. Aitken for the taxes incurred by him on the disposition of the shares to the Company.

         Reorganization Agreement. On July 25, 2002, the Company consummated a reorganization (the "Reorganization") involving the Company and two of its U.K.
subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and
TWUK. The Reorganization was consummated pursuant to a Master Reorganization
Agreement, dated as of April 24, 2002, as amended on May 16, 2002 and June 26,
2002 (the "Reorganization Agreement"), among the Company, Allied Healthcare
(UK), TWUK and certain investors in such subsidiaries, including Mr. Aitken. In the Reorganization, equity investments in TWUK and subordinated debt investments in Allied Healthcare (UK) were exchanged for shares of Common Stock and shares of Series A Preferred Stock.

         As a result of Mr. Aitken's and Aitken (English) Company Limited's
ownership of equity investments in TWUK and debt investments in Allied
Healthcare (UK), in the Reorganization Mr. Aitken was issued 11,366 shares of
Common Stock and 87,200 shares of Series A Preferred Stock and Aitken (English)
Company Limited was issued 11,367 shares of Common Stock and 87,200 shares of
Series A Preferred Stock (an aggregate of 174,400 shares of Series A Preferred
Stock). Such shares of Series A Preferred Stock were subsequently converted into shares of Common Stock pursuant to the Conversion Agreements described below in this Item 6.

         Registration Rights Agreement. On July 25, 2002, the Company entered into a Registration Rights Agreement. Pursuant to this Registration Rights
Agreement, the Company is required to file a registration statement covering the resale of all of the shares of Common Stock issued or issuable as a result of the consummation of the Reorganization (including the shares of Common Stock issuable upon conversion of the Series A Preferred Stock), as well as certain other shares of stock then outstanding, including the Bonus Shares issued to Mr.
Aitken. The registration statement contemplated by the Registration Rights
Agreement was declared effective by the Securities and Exchange Commission on
August 21, 2002.

         Resale Prospectus. On February 9, 2004, the Company filed a
Registration Statement on Form S-8 relating to the issuance of shares of Common
Stock under its 2002 Stock Option Plan. Such Registration Statement contained a resale prospectus permitting Mr. Aitken to resell the shares of Common Stock issuable upon exercise of the employee stock options granted to him (whether granted pursuant to the 2002 Stock Option Plan or the 1992 Stock Option Plan of
the Company).

         Option Grants. Mr. Aitken has been issued options to purchase shares of
Common Stock under the 2002 Stock Option Plan and the 1992 Stock Option Plan of
the Company. His outstanding options are summarized in Item 3 of this Amendment
No. 5 to Schedule 13D.

         Conversion Agreements. On July 7, 2004, the Company consummated an underwritten public offering of shares of Common Stock (the "Public Offering").
Pursuant to Conversion Agreements which each of Mr. Aitken and Aitken (English)
Company had entered into (as had all holders of Series A Preferred Stock), upon the consummation of the Public Offering, each of Mr. Aitken and Aitken (English)
Company converted 87,200 shares of Series A Preferred Stock into 87,200 shares of Common Stock.

                                  Page 8 of 11

         Rule 10b5-1 Trading Plan. In November 2006, entered into a Rule 10b5-1
Trading Plan pursuant to which he arranged with a broker-dealer for the sale of up to 370,000 shares of Common Stock that he may acquire upon the exercise of stock options held by him. The Rule 10b5-1 Trading Plan expires in November
2007. To date, Mr. Aitken has sold 5,720 shares of Common Stock pursuant to the
Rule 10b5-1 Trading Plan.

         The foregoing descriptions of the various agreements are qualified by reference to the copies of such agreements attached hereto as exhibits, which agreements are incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits.

1.                  Tax Bonus, Tax Loan and Tax Indemnification Agreement, dated as of April 22, 2002, by and among Transworld Healthcare
                    (UK) Limited, Transworld Healthcare, Inc. (now known as
                    Allied Healthcare International Inc.) and Timothy M. Aitken
                    (incorporated herein by reference to Exhibit 10.21 to the
                    Registration Statement on Form S-4 (Reg. St. No. 333-87304)
                    of Transworld Healthcare, Inc. (now known as Allied
                    Healthcare International Inc.) filed with the Securities and
                    Exchange Commission on May 1, 2002).

2.                  Letter agreement, dated December 2, 2003, between Allied
                    Healthcare International Inc. and Timothy M. Aitken relating to the repayment of the loan evidenced by the promissory
                    note, dated April 30, 2002, executed by Timothy M. Aitken
                    (incorporated herein by reference to Exhibit 3 to Amendment
                    No. 3 to the Schedule 13D of Mr. Aitken with respect to the
                    Common Stock of the Company filed with the Securities and
                    Exchange Commission on January 15, 2004).

3.                  Master Reorganization Agreement, dated as of April 24, 2002, by and among Transworld Healthcare, Inc. (now known as
                    Allied Healthcare International Inc.), Allied Healthcare
                    Group Limited, Transworld Healthcare (UK) Limited and the
                    Investors named therein (incorporated herein by reference to
                    Annex A-1 to the proxy statement/prospectus forming a part of the Registration Statement on Form S-4 (Reg. St. No.
                    333-87304) of Transworld Healthcare, Inc. (now known as
                    Allied Healthcare International Inc.) filed with the
                    Securities and Exchange Commission on May 1, 2002).

4.                  First Amendment to the Master Reorganization Agreement,
                    dated as of May 16, 2002, by and among Transworld
                    Healthcare, Inc. (now known as Allied Healthcare
                    International Inc.) Allied Healthcare Group Limited,
                    Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Exhibit 10.17A to Amendment No. 1 to the Registration Statement on Form S-4
                    (Reg. St. No. 333-87304) of Transworld Healthcare, Inc. (now
                    known as Allied Healthcare International Inc.) filed with
                    the Securities and Exchange Commission on May 21, 2002).

                                  Page 9 of 11

5.                  Second Amendment to the Master Reorganization Agreement,
                    dated as of June 26, 2002, by and among Transworld
                    Healthcare, Inc. (now known as Allied Healthcare
                    International Inc.), Allied Healthcare Group Limited,
                    Transworld Healthcare (UK) Limited and the Investors named therein (incorporated herein by reference to Exhibit 10.3 to
                    Allied Healthcare International Inc.'s Current Report on
                    Form 8-K filed with the Securities and Exchange Commission on August 9, 2002).

6.                  Registration Rights Agreement, dated as of July 25, 2002,
                    among Allied Healthcare International Inc. and the persons named therein (incorporated herein by reference to Exhibit
                    10.5 to Allied Healthcare International Inc.'s Current
                    Report on Form 8-K filed with the Securities and Exchange
                    Commission on August 9, 2002).

7.                  Power of attorney, dated July 29, 2003, executed by Timothy
                    M. Aitken (incorporated herein by reference to Exhibit 9 to
                    Amendment No. 3 to the Schedule 13D of Mr. Aitken with
                    respect to the Common Stock of the Company filed with the
                    Securities and Exchange Commission on January 15, 2004).

8.                  Conversion Agreement, dated April 28, 2004, between Allied
                    Healthcare International Inc. and Timothy M. Aitken
                    (incorporated herein by reference to Exhibit 10 to Amendment
                    No. 4 to the Schedule 13D of Mr. Aitken with respect to the
                    Common Stock of the Company filed with the Securities and
                    Exchange Commission on July 7, 2004).

9.                  Conversion Agreement, dated April 28, 2004, between Allied
                    Healthcare International Inc. and Timothy M. Aitken
                    (English) Company Limited (incorporated herein by reference to Exhibit 11 to Amendment No. 4 to the Schedule 13D of Mr.
                    Aitken with respect to the Common Stock of the Company filed with the Securities and Exchange Commission on July 7,
                    2004).

10.                 Rule 10b5-1 Trading Plan (Options Only), entered into on
                    November 30, 2005, between Wachovia Securities, LLC and
                    Timothy Aitken (filed herewith).

                                  Page 10 of 11

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  /s/ Marvet Abbassi
                                ----------------------------------
                                Attorney-in-fact for Timothy M. Aitken

Date:  November 13, 2006

                                  Page 11 of 11